EX - 99.77C


Meeting of Stockholders

	On June 3, 2008, the Fund held its Annual Meeting of
Stockholders. The following Directors were elected by the following votes: Margaret Duffy 3,909,222 For; 58,961
Abstaining and Michael Grealy 3,838,491 For; 129,692
Abstaining.  Peter J. Hooper, David Dempsey, Denis P.
Kelleher and George G. Moore continue to serve in their capacities as Directors of the Fund.